UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Itaú CorpBanca
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

21987A209 (Sponsored ADR)**
(CUSIP Number)

Mark F. Veblen
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Tel: (212) 403-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 4, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing 1,500 common shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21987A209 (Sponsored ADRs)

1		NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Itaú Unibanco Holding S.A
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) 00, WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 256,035,852,654
	8	SHARED VOTING POWER 434,129,973,431 (see Item 4 and 5)
	9	SOLE DISPOSITIVE POWER 256,035,852,654
	10	SHARED DISPOSITIVE POWER 294,979,212,976 (see Item 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 690,165,826,085 (see Item 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.9% (see Item 4 and 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Corporativo | Interno

2

CUSIP No. 21987A209 (Sponsored ADRs)

1		NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ITB Holding Brasil Participações Ltda.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) 00, WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 242,989,430,571
	8	SHARED VOTING POWER 51,989,782,405 (see Item 4 and 5)
	9	SOLE DISPOSITIVE POWER 237,430,650,418
	10	SHARED DISPOSITIVE POWER 57,548,562,558 (see Item 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 294,979,212,976 (see Item 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.3% (see Item 4 and 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Corporativo | Interno

3

Item 1.	Security and Issuer.

This Amendment No. 6 supplements and amends the Schedule 13D filed on July 7, 2014 (the “Initial Schedule 13D”), as amended on June 26, 2015, on April 19, 2016, on January 27, 2017, on March 4, 2019 and on November 24, 2020 (as so amended, the “Schedule 13D”) by the Reporting Persons (as defined below) (such Schedule 13D, as further amended, this “Statement”) relating to the Common Shares, no par value per share (the “Common Stock”), of Itaú CorpBanca, a company formed in the Republic of Chile (the “Issuer”). The Issuer’s principal executive offices are located at 5537 Ave. Presidente Riesco, Las Condes, Santiago, Chile. Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Statement shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background.

(a) – (c)   This Schedule 13D is being filed by (together the “Reporting Persons”):

(i)        Itaú Unibanco Holding S.A., a company organized under the laws of Brazil (“Itaú Parent”). Itaú Parent is the holding company of a Brazilian financial group; and

(ii)       ITB Holding Brasil Participações Ltda. (“ITB”).

The principal business address for each of the Reporting Persons is Praça Alfredo Egydio de Souza Aranha, 100, Olavo Setubal Tower, piso PI, 04344-902, São Paulo, SP, Brazil.

Itaú Parent is the controlling shareholder of ITB. Itaú Parent is controlled by IUPAR – Itaú Unibanco Participações S.A., a holding company organized under the laws of Brazil (“IUPAR”). IUPAR is jointly controlled by (i) Itaúsa – Investimentos Itaú S.A. (“Itaúsa”), a holding company organized under the laws of Brazil, and (ii) Companhia E. Johnston de Participações (“E. Johnston” and, together with IUPAR and Itaúsa, the “Controlling Shareholders”), a holding company organized under the laws of Brazil. Each of the Controlling Shareholders is in the business of investing in securities. The principal business address for each of the Controlling Shareholders is: IUPAR – Praça Alfredo Egydio de Souza Aranha, 100, Olavo Setubal Tower, 04344-902, São Paulo, SP, Brazil; Itaúsa – Avenida Paulista, 1938, 5th floor, 01310-200, São Paulo, SP, Brazil; and E. Johnston – Rodovia Washington Luiz (SP 301), km 307, Matão, SP, Brazil.

Attached as Annex A hereto and incorporated herein by reference is a list containing the (i) name, (ii) residence or business address, (iii) present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, and (iv) citizenship, in each case of each director and executive officer of the Reporting Persons and the Controlling Shareholders, as applicable (the “Instruction C Information”).

(d)        During the last five years, the Reporting Persons have not and, to the knowledge of the Reporting Persons, no Controlling Shareholder or person listed on Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)        During the last five years, the Reporting Persons have not and, to the knowledge of the Reporting Persons, no Controlling Shareholder or person listed on Annex A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        See Annex A for citizenship of each director and executive officer of the Reporting Persons and the Controlling Shareholders.

4

Nothing in this Statement shall be construed as an admission that any transaction described herein took place in the United States or that Section 13(d) of the Exchange Act applies extraterritorially to any of the Reporting Persons.

Item 3.	Source and Amount of Funds.

Item 3 of the Schedule 13D is hereby amended by adding the following paragraphs:

On October 4, 2021, November 2, 2021 and November 12, 2021, pursuant to a capital increase by the Issuer that was subject to a statutory preemptive rights offering under Chilean law (the “Capital Increase”), which was divided into two rounds, (i) ITB acquired from the Issuer 180,421,775,212 shares and ITB’s subsidiaries acquired an additional 28,630,224,549 shares for an aggregate purchase price of CL$376,293,599,571 and (ii) Itaú Parent acquired from the Issuer 140,996,242,243 shares of Common Stock, for an aggregate purchase price of CL$253,793,236,038. The source of funds for the acquired shares was cash from ITB and Itaú Parent, respectively.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following prior to the last two paragraphs thereof:

On October 4, 2021, November 2, 2021 and November 12, 2021, pursuant to the Capital Increase, (i) ITB acquired from the Issuer 180,421,775,212 shares and ITB’s subsidiaries acquired an additional 28,630,224,549 shares for an aggregate purchase price of CL$376,293,599,571 and (ii) Itaú Parent acquired from the Issuer 140,996,242,243 shares of Common Stock, for an aggregate purchase price of CL$253,793,236,038. Pursuant to the Capital Increase, each holder of existing Common Stock was entitled to subscribe for a proportionate number of new shares of Common Stock through the exercise of preemptive rights. The Reporting Persons fully subscribed for their proportionate share of approximately 39.2% of the preemptive rights and subscribed for an additional 16.5% of the preemptive rights which were transferred to it by Corp Group, which corresponded to the Pledged Shares (as defined below). Corp Group also sold approximately 10.6% of the preemptive rights to third parties in an auction in Chile. Such preemptive right sales and transfers by Corp Group were approved by the Bankruptcy Court (as defined below). Pursuant to the Capital Increase, the Issuer offered 461,111,111,111 new shares of Common Stock and after the first statutory preemptive rights offering there were 122,069,320,515 unsubscribed shares of Common Stock. Holders, including the Reporting Persons, who exercised their preemptive rights in full were entitled to subscribe for a proportionate amount of these additional shares. The Reporting Persons exercised their rights to subscribe for the additional shares, acquiring approximately 76.2% of the unsubscribed shares of Common Stock.

Item 4 of the Schedule 13D is hereby further amended by replacing the last paragraph thereof with the following:

As previously disclosed, an affiliate of the Reporting Persons, Itaú Unibanco S.A., Nassau Branch (the “Lender Affiliate”), is the lender under a Credit Facility Agreement, dated January 29, 2014, as amended on August 5, 2015, May 16, 2016, April 15, 2019, and April 9, 2020 (the “Credit Facility Agreement”), with an affiliate of Corp Group as borrower pursuant to which approximately $846 million was outstanding on June 29, 2021 and 84,639,464,489 shares (the “Pledged Shares”) of the Issuer that are directly held by Corp Group have been pledged as security because Corp Group is guarantor.

Corp Group and certain of its affiliates (the “Debtors”) filed for protection under chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware’s (the “Bankruptcy Court”) on June 25, 2021 and June 29, 2021, respectively. The Debtors collectively own 139,150,760,455 shares of the Issuer (including the Pledged Shares and shares pledged to third parties), 34,137,262,148 of which are unpledged. Corp Group is in active negotiations with the Lender Affiliate and its other creditors to resolve the bankruptcy. The resolution of the bankruptcy is likely to result in Corp Group returning its pledged shares of Common Stock to its creditors and disposing of all of its unpledged shares of Common Stock to its creditors or selling them to raise money to pay its creditors and pay its bankruptcy expenses, or some combination of the foregoing, as well as the termination of the Itaú Shareholders Agreement. Assuming none of the unpledged shares owned by Corp Group are used to fund bankruptcy expenses and assuming that the Lender Affiliate receives the Pledged Shares plus its pro rata share of the unpledged shares owned by Corp Group, based on the remaining deficiency claim at such time, which fluctuates based on the market price of the Common Stock, it is anticipated that the Lender Affiliate would receive approximately 103,500,311,569 shares of Common Stock from Corp Group at the conclusion of the chapter 11 case.

5

To the extent that the shares of Common Stock directly owned by Itaú and its affiliates at any time reaches or exceeds two-thirds of the total shares of Common Stock of the Issuer, including as a result of shares received from Corp Group through the resolution of the bankruptcy or otherwise, Itaú would be required under Chilean law to commence a tender offer to purchase the remaining shares of Common Stock that it does not own. In the event that Itaú and its affiliates expect to cross this threshold as a result of the shares to be received through the resolution of the bankruptcy, Itaú and its affiliates currently would intend to sell the number of shares of Common Stock, if any, necessary to avoid crossing such threshold.

The Reporting Persons can provide no assurances as to the results of such matters and undertake no obligation to make additional disclosures in connection therewith except to the extent required by law.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety by the following:

(a) – (b) The responses of the Reporting Persons to Rows 7-13 of the cover page of this Statement are incorporated herein by reference. The information contained in Item 4 above is incorporated herein by reference. The Reporting Persons and their subsidiaries collectively directly own an aggregate of 551,015,065,630 shares of Common Stock representing approximately 56.6% of the shares of Common Stock issued and outstanding, which is described in more detail in the following paragraph. By virtue of certain provisions relating to voting in the Itaú Shareholders Agreement, Itaú Parent may be deemed to beneficially own and have shared voting control over the 139,150,760,455 shares of Common Stock directly owned by Corp Group Banking, S.A. (“Corp Group”) and Saga that are subject to the Itaú Shareholders Agreement. As a result, the Reporting Persons have collectively reported beneficial ownership of 690,165,826,085 shares of Common Stock representing approximately 70.9% of the shares of Common Stock issued and outstanding.

Itaú Parent directly owns 256,035,852,654 shares of Common Stock. ITB directly owns 242,989,430,571 shares of Common Stock; 5,558,780,153 of which are subject to a repurchase right held by Saga as described in Item 4. The following subsidiaries of ITB directly own the following shares of Common Stock: (i) CGB II, SpA which holds as its sole assets 24,277,201,538 shares of Common Stock, (ii) CGB III,SpA which holds as its sole assets 4,006,137,826 of Common Stock, of which 1,800,000,000 shares of Common Stock are subject to the repurchase right by Corp Group described in Item 4, (iii) Saga II, SpA which holds as its sole assets 15,579,424,880 shares of Common Stock, of which 7,000,000,000 shares of Common Stock are subject to the repurchase right held by Saga as described in Item 4, and (iv) Saga III, SpA which holds as its sole assets 8,127,018,161 shares of Common Stock, of which 3,651,555,020 shares of Common Stock are subject to the repurchase right held by Saga described in Item 4. As a parent company, Itau may be deemed to have shared voting and dispositive power over the shares of Common Stock held by ITB and its subsidiaries. ITB may be deemed to have shared voting and dispositive power over the shares held by its subsidiaries. CGB II SpA, CGB III SpA, Saga II SpA and Saga III SpA are wholly-owned subsidiaries of ITB and none of them is deemed to beneficially own, directly or indirectly, more than 5% of the outstanding shares of Common Stock. The shares subject to a repurchase right by CGB or Saga have been reported as being subject to shared dispositive power.

6

By virtue of the Itaú Shareholders Agreement, the Reporting Persons and Corp Group Parent may each be deemed to be a member of a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). However, the filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons and Corp Group Parent are members of any such group. Corp Group Parent has separately made a Schedule 13D filing reporting its beneficial ownership of the shares of Common Stock held by it. Collectively, the Reporting Persons and Corp Group Parent beneficially own an aggregate of 690,165,826,085 shares of Common Stock, representing approximately 70.9% of the outstanding shares of Common Stock.

(c)       Except as disclosed herein, none of the Reporting Persons has effected any transactions in Common Stock during the past 60 days.

(d)       Not applicable.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety by the following: The information set forth in Item 3, Item 4 and Item 5 is hereby incorporated by reference.

Item 7.	Materials to be Filed as Exhibits.

Annex A	Instruction C Information

Exhibit A	Joint Filing Agreement dated April 19, 2016, among the Reporting Persons (previously filed)

Exhibit B	Transaction Agreement (incorporated by reference from Exhibit 10.C.1 to the Form F-20 filed by the Issuer with the SEC on May 15, 2014)

Exhibit C	Itaú Shareholders Agreement (previously filed)

Exhibit D	Amendment to Transaction Agreement (previously filed)

Exhibit E	February 2015 Policy Agreement (previously filed)

Exhibit F	February 2015 Shareholders Agreement (previously filed)

Exhibit G	Share Purchase Agreement, dated October 26, 2016, between Corp Group Banking S.A. and ITB Holding Brasil Participações Ltda. (previously filed)

Exhibit H	January 2017 Amended and Restated Transaction Agreement (previously filed)

Exhibit I	2017 Share Purchase Agreement (previously filed)

Exhibit J	2018 Share Purchase Agreement (previously filed)

Exhibit K	2020 Share Purchase Agreement

Exhibit L	2020 Waiver/Amendment

Exhibit M	Credit Facility Agreement

Exhibit N	Form of Stock Pledge under Credit Facility Agreement

Exhibit O	Power of Attorney

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SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

ITAÚ UNIBANCO HOLDING S.A.

Dated: March 7, 2022	By:	/s/ Álvaro F. Rizzi Rodrigues
Name: Álvaro F. Rizzi Rodrigues
Title: Officer

ITB HOLDING BRASIL PARTICPAÇÕES LTDA

	By:	/s/ Álvaro F. Rizzi Rodrigues
Name: Álvaro F. Rizzi Rodrigues
Title: Attorney-in-fact

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ANNEX A

Itaú Unibanco Holding S.A.

Co-Chairmen of the Board of Directors:

Pedro Moreira Salles

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 3500, 4th floor, São Paulo, SP, Brazil
Present Principal Occupation: Co-Chairman of the Board of Directors of Itaú Unibanco Holding S.A.

Roberto Egydio Setubal

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 3500, 4th floor, São Paulo, SP, Brazil
Present Principal Occupation: Co-Chairman of Itaú Unibanco Holding S.A.; Executive Vice President of Itaúsa S.A.

Vice-President of the Board of Directors:

Ricardo Villela Marino

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 3500, 4th floor, São Paulo, SP, Brazil
Present Principal Occupation: Vice-President of the Board of Directors of Itaú Unibanco Holding S.A.

Members of the Board of Directors:

Alfredo Egydio Setubal

Citizenship: Brazilian

Business Address: Av. Paulista, 1938, 5th floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A.; Member of the Board of Directors and Chief Executive Officer and Investors Relations of Itaúsa S.A.

Ana Lúcia de Mattos Barretto Villela

Citizenship: Brazilian
Business Address: Rua Fradique Coutinho, 50,11th floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A.; Vice Chairman of the Board of Directors of Itaúsa S.A.

Candido Botelho Bracher

Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A.

Fábio Colletti Barbosa

Citizenship: Brazilian
Business Address: Praça Gen. San Martin, 23, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A. (independent member)

Frederico Trajano Inácio Rodrigues

Citizenship: Brazilian
Business Address: Rua Amazonas da Silva, 27, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A. (independent member)

João Moreira Salles

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 4440, 16th floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A.

Marco Ambrogio Crespi Bonomi

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 3500, 4th floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A. (independent member).

Maria Helena dos Santos Fernandes de Santana

Citizenship: Brazilian
Business Address: London, United Kingdom, at 52 CanaryView, 23 Dowells Street, SE10 9DY
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A. (independent member).

Pedro Luiz Bodin de Moraes

Citizenship: Brazilian
Business Address: Av. Ataulfo de Paiva, 1100, 2nd floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A. (independent member).

Chief Executive Officer and Member of the Executive Committee:

Milton Maluhy Filho

Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Chief Executive Officer and Member of the Executive Committee of Itaú Unibanco Holding S.A.

Officers and Members of the Executive Committee:

Alexandre Grossmann Zancani

Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer and Member of the Executive Committee of Itaú Unibanco Holding S.A.

Alexsandro Broedel Lopes

Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer and Member of the Executive Committee of Itaú Unibanco Holding S.A.

André Luís Teixeira Rodrigues

Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer and Member of the Executive Committee of Itaú Unibanco Holding S.A.

André Sapoznik

Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer and Member of the Executive Committee of Itaú Unibanco Holding S.A.

Carlos Fernando Rossi Constantini

Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer and Member of the Executive Committee of Itaú Unibanco Holding S.A.

Flávio Augusto Aguiar de Souza

Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer and Member of the Executive Committee of Itaú Unibanco Holding S.A.

Leila Cristiane Barboza Braga de Melo

Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer and Member of the Executive Committee of Itaú Unibanco Holding S.A.

Matias Granata

Citizenship: Argentinian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer and Member of the Executive Committee of Itaú Unibanco Holding S.A.

Pedro Paulo Giubbina Lorenzini

Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer and Member of the Executive Committee of Itaú Unibanco Holding S.A.

Ricardo Ribeiro Mandacaru Guerra

Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer and Member of the Executive Committee of Itaú Unibanco Holding S.A.

Sergio Guillinet Fajerman

Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer and Member of the Executive Committee of Itaú Unibanco Holding S.A.

Officers:

Adriano Cabral Volpini

Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

Álvaro Felipe Rizzi Rodrigues

Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

Andre Balestrin Cestare

Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

Daniel Sposito Pastore

Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

Emerson Macedo Bortoloto

Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

José Geraldo Franco Ortiz Junior

Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

José Virgilio Vita Neto

Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

Paulo Sergio Miron

Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Executive Officer of Itaú Unibanco Holding S.A.

Renato Barbosa do Nascimento

Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

Renato da Silva Carvalho
Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil

Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

Renato Lulia Jacob
Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil

Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

Tatiana Grecco

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 3400, 3rd floor, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

Teresa Cristina Athayde Marcondes Fontes

Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

IUPAR – Itaú Unibanco Participações S.A.

Members of the Board of Directors:

Ricardo Egydio Setubal

Citizenship: Brazilian
Business Address: Av. Paulista, 1938, 5th floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaúsa S.A.

Alternate: Alfredo Egydio Setubal

Citizenship: Brazilian

Business Address: Av. Paulista, 1938, 5th floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A.; Member of the Board of Directors and Chief Executive Officer and Investors Relations of Itaúsa S.A.

Alfredo Egydio Arruda Villela Filho

Citizenship: Brazilian
Business Address: Av. Santo Amaro, 48, 9th floor, São Paulo, SP, Brazil
Present Principal Occupation: Executive Vice President of Itaúsa S.A.

Alternate: Ana Lúcia de Mattos Barretto Villela

Citizenship: Brazilian
Business Address: Rua Fradique Coutinho, 50,11th floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A.; Vice Chairman of the Board of Directors of Itaúsa S.A.

Fernando Roberto Moreira Salles

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 4440, 16th floor, São Paulo, SP, Brazil
Present Principal Occupation: Chairman of the Board of Directors of Brazil Warrant Administração de Bens e Empresas S.A.

Alternate: Walther Moreira Salles Junior

Citizenship: Brazilian
Business Address: Rua Aníbal de Mendonça, 151, Rio de Janeiro, RJ, Brazil
Present Principal Occupation: Movie director

Pedro Moreira Salles

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 3500, 4nd floor, São Paulo, SP, Brazil
Present Principal Occupation: Co-Chairman of the Board of Directors of Itaú Unibanco Holding S.A.

Alternate: João Moreira Salles

Citizenship: Brazilian
Business Address: Rua Aníbal de Mendonça, 151, Rio de Janeiro, RJ, Brazil
Present Principal Occupation: Publisher

Officers:

Demosthenes Madureira de Pinho Neto

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 4440, 16th floor, São Paulo, SP, Brazil
Present Principal Occupation: Chief Executive Officer of Brasil Warrant Administração de Bens e Empresas S.A.

João Moreira Salles

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 4440, 16th floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A.

Roberto Egydio Setubal

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 3500, 4th floor, São Paulo, SP, Brazil
Present Principal Occupation Co-Chairman of Itaú Unibanco Holding S.A.; Executive Vice President of Itaúsa S.A.

Ricardo Villela Marino

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 3500, 4th floor, São Paulo, SP, Brazil
Present Principal Occupation: Vice-President of the Board of Directors of Itaú Unibanco Holding S.A.

Itaúsa S.A.

Members of the Board of Directors:

Alfredo Egydio Setubal

Citizenship: Brazilian

Business Address: Av. Paulista ,1938, 5th floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A.; Member of the Board of Directors and Chief Executive Officer and Investors Relations of Itaúsa S.A.

Ana Lúcia de Mattos Barretto Villela

Citizenship: Brazilian
Business Address: Rua Fradique Coutinho, 50,11th floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A.; Vice Chairman of the Board of Directors of Itaúsa S.A.

Edson Carlos De Marchi

Citizenship: Brazilian
Business Address: Rua Inhambu, 66, Ap. 31, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaúsa S.A.

Henri Penchas

Citizenship: Brazilian
Business Address: Av. Paulista, 1938, 5th floor, São Paulo, SP, Brazil
Present Principal Occupation: Chairman of the Board of Directors of Itaúsa S.A.

Roberto Egydio Setubal

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 3500, 4th floor, São Paulo, SP, Brazil
Present Principal Occupation Co-Chairman of Itaú Unibanco Holding S.A.; Executive Vice President of Itaúsa S.A.

Rodolfo Villela Marino

Citizenship: Brazilian
Business Address: Av. Paulista, 1938, 5th floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors and Executive Vice President of Itaúsa S.A.

Fernando Marques Oliveira

Citizenship: Brazilian
Business Address: Rua Inhambu, 66, Ap. 31, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaúsa S.A. (independent member).

Patrícia de Moraes

Citizenship: Brazilian
Business Address: Rua Inhambu, 66, Ap. 31, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaúsa S.A. (independent member).

Vicente Furletti Assis

Citizenship: Brazilian
Business Address: Rua Inhambu, 66, Ap. 31, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaúsa S.A. (independent member).

Alternate Members of the Board of Directors:

Ricardo Egydio Setubal

Citizenship: Brazilian
Business Address: Av. Paulista, 1938, 5th floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaúsa S.A.

Alternate: Ricardo Villela Marino

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 3500, 4th floor, São Paulo, SP, Brazil
Present Principal Occupation: Vice-President of the Board of Directors of Itaú Unibanco Holding S.A.

Alternate: Victório Carlos De Marchi

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 3900, 11th floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaúsa S.A.

Officers:

Alfredo Egydio Arruda Villela Filho

Citizenship: Brazilian
Business Address: Av. Santo Amaro, 48, 9th floor, São Paulo, SP, Brazil
Present Principal Occupation: Executive Vice President of Itaúsa S.A.

Alfredo Egydio Setubal

Citizenship: Brazilian

Business Address: Av. Paulista, 1938, 5th floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A.; Member of the Board of Directors and Chief Executive Officer and Investors Relations of Itaúsa S.A.

Ricardo Egydio Setubal

Citizenship: Brazilian
Business Address: Av. Paulista, 1938, 5th floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors of Itaúsa S.A.

Rodolfo Villela Marino

Citizenship: Brazilian
Business Address: Av. Paulista, 1938, 5th floor, São Paulo, SP, Brazil
Present Principal Occupation: Member of the Board of Directors and Executive Vice President of Itaúsa S.A.

Officers:

Frederico de Souza Queiroz Pascowitch

Citizenship: Brazilian
Business Address: Av. Paulista, 1938, 5th floor, São Paulo, SP, Brazil
Present Principal Occupation: Managing Director of Itaúsa S.A.

Maria Fernanda Ribas Caramuru

Citizenship: Brazilian
Business Address: Av. Paulista, 1938, 5th floor, São Paulo, SP, Brazil
Present Principal Occupation: Managing Director of Itaúsa S.A.

Priscila Grecco Toledo

Citizenship: Brazilian
Business Address: Av. Paulista, 1938, 5th floor, São Paulo, SP, Brazil
Present Principal Occupation: Managing Director of Itaúsa S.A.

Companhia E. Johnston de Participações

Members of the Board of Directors:

Fernando Roberto Moreira Salles

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 4440, 16th floor, São Paulo, SP, Brazil
Present Principal Occupation: Chairman of the Board of Directors of Brasil Warrant Administração de Bens e Empresas S.A.

João Moreira Salles

Citizenship: Brazilian
Business Address: Rua Aníbal de Mendonça, 151, Rio de Janeiro, RJ, Brazil
Present Principal Occupation: Publisher

Pedro Moreira Salles

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 3500, 4th floor, São Paulo, SP, Brazil
Present Principal Occupation: Co-Chairman of the Board of Directors of Itaú Unibanco Holding S.A.

Walther Moreira Salles Júnior

Citizenship: Brazilian
Business Address: Rua Aníbal de Mendonça, 151, Rio de Janeiro, RJ, Brazil
Present Principal Occupation: Movie director

Officers:

Demosthenes Madureira de Pinho Neto

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 4440, 16th floor, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Brasil Warrant Administração de Bens e Empresas S.A.

Marcia Maria Freitas de Aguiar

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 4440, 16th floor, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Brasil Warrant Administração de Bens e Empresas S.A.

Mauro Agonilha

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 4440, 16th floor, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Brasil Warrant Administração de Bens e Empresas S.A.

Pedro Moreira Salles

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 3500, 4th floor, São Paulo, SP, Brazil
Present Principal Occupation: Co-Chairman of the Board of Directors of Itaú Unibanco Holding S.A.

ITB Holding Brasil Participações Ltda.

Officers:

Alexsandro Broedel Lopes

Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Executive Officer of Itaú Unibanco Holding S.A.

Andre Balestrin Cestare

Citizenship: Brazilian
Business Address: Av. Brigadeiro Faria Lima, 3500, 2nd floor, São Paulo, SP, Brazil

Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

Carlos Henrique Donegá Aidar

Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation: Officer of Itaú Unibanco S.A.

Renato da Silva Carvalho
Citizenship: Brazilian
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil

Present Principal Occupation: Officer and Member of the Executive Committee of Itaú Unibanco Holding S.A.

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